DIRECT DIAL (852) 3740-4850 DIRECT FAX (852) 3910-4850 EMAIL ADDRESS JULIE.GAO@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

September 27, 2013

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             58.com Inc. - Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, 58.com Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement (without exhibits), marked to show changes to the draft Registration Statement confidentially submitted to the Commission on September 3, 2013.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 21 days after the date hereof.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Jinbo Yao, Chairman and Chief Executive Officer, 58.com Inc.

Hao Zhou, Chief Financial Officer, 58.com Inc.

Amanda Zhang, PricewaterhouseCoopers Zhong Tian LLP

Laura Butler, PricewaterhouseCoopers Zhong Tian LLP

David Roberts, O’Melveny & Myers LLP